File No. 070-10245

                            (As filed July 27, 2005)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             APPLICATION/DECLARATION
                                  ON FORM U-1/A

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               KeySpan Corporation
                       KeySpan Engineering & Survey, Inc.
                         KeySpan Corporate Services LLC
                          KeySpan Utility Services LLC
                            c/o One MetroTech Center
                            Brooklyn, New York 11201
 ------------------------------------------------------------------------------
 (Name of companies filing this statement and addresses of principal executive offices)

                               KeySpan Corporation
                               -------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
     Executive Vice President, General Counsel and Chief Governance Officer
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                            ------------------------
                     (Name and address of agent for service)

                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     This pre-effective Amendment No. 2 amends and restates in its entirety the Form U-1/A Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on May 23, 2005, as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.


A.       Background

     KeySpan Corporation ("KeySpan") registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Securities and Exchange Commission (the "Commission") by two related orders, each dated November 7, 2000, in Holding Co. Act Release 27271 and Holding Co. Act Release 27269, respectively, each in File No. 70-9641, as modified by the order issued on December 1, 2000, in Holding Co. Act Release 27287, in File No. 70-9641 (collectively, the "Merger Order").

     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI (collectively, the "New York Utilities") serve approximately 1.66 million


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customers.  Together, Boston Gas, Colonial Gas and Essex Gas serve approximately
768,000 customers. ENGI serves approximately 75,000 customers. KeySpan also directly or indirectly owns various non-utility subsidiaries (collectively referred to as the "Non-Utility Subsidiaries") through which KeySpan engages in energy related non-utility activities as described in the Merger Order.

     KeySpan directly owns three registered service companies, including KeySpan Utility Services LLC ("KUS"), KeySpan Corporate Services LLC ("KCS") and KeySpan Engineering & Survey Inc. ("KENG") (collectively referred to herein as the "Service Companies").

     By order dated November 8, 2000, in Release No. 35-27272, File No. 70-9699, as modified by an order dated December 1, 2000, Release No. 35-27286, File No. 70-9699 (collectively, the "Financing Order"), the Commission reserved jurisdiction over KeySpan's proposals for (i) the allocation methodologies proposed in the service agreements (the "Service Agreements") of KUS, KCS and KENG; and (ii) the use of KUS and KCS as separate service companies. In accordance with the terms of the Financing Order, KeySpan filed post-effective amendment no. 10 dated March 29, 2002, and then an amended and restated post-effective amendment no. 13 dated March 21, 2003 in that proceeding seeking the release of jurisdiction over the Service Companies and the proposed allocation methodologies.

     With respect to the above mentioned post-effective amendments in File No. 70-9699, the Commission did not issue an order in that proceeding but, instead, the Commission staff subsequently instructed KeySpan to file a pre-effective application/declaration seeking the release of jurisdiction over the Service Companies and the proposed allocation methodologies. Accordingly, rather than file a post-effective amendment under File No. 70-9699 in the previous proceeding in order to request the release of jurisdiction therein, KeySpan now files this pre-effective application/declaration.

B.   Request  for  Release  of   Jurisdiction   over  the  Proposed   Allocation
     Methodologies

     KeySpan and the Service Companies (collectively referred to herein as the "Applicants") request authorization for KUS, KCS and KENG to operate under the allocation methodologies set forth in Exhibit H hereto, and in accordance with their respective Service Agreements. A description of the services provided and the allocation methodologies utilized by the Service Companies are set forth more fully in Exhibit H hereto. However, in order to facilitate the Commission's review of this request, set forth below is a brief description of the services provided and the allocation methodologies utilized by the Service Companies.

         1.       Description of the Services Provided by the Service Companies

     As described in greater detail in Exhibit H, the services KCS provides to KeySpan and its subsidiaries are accounting; tax; auditing; treasury and finance services; risk management; financial planning; investor relations and shareholder services; information technology, communications and computer services; legal and regulatory; corporate secretary functions; human resources; environmental services; strategic planning and corporate performance; customer services and communications and customer strategy; materials management and


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


purchasing; facilities management; fleet management; security; corporate affairs; executive and administrative; gas supply services; management and administrative functions relating to gas operations; operations support services relating to gas operations; field services relating to gas operations; transmission and delivery system planning services; and gas marketing and sales services.

     As described in greater detail in Exhibit H, the services KUS provides to the New York Utilities over which the New York Public Service Commission has jurisdiction are gas and electric transmission and distribution systems planning; research and development; fuel management, marketing and sales services; meter operations; and executive and administrative services.[1] KUS also provides certain sales call center services to the New York Utilities as well as to Boston Gas, Colonial Gas, Essex Gas and ENGI (collectively referred to herein as the "New England Utilities").[2] The sales call center was centralized to avoid duplication of resources and call system technologies. The sales call center handles call responses for lead inquiries in responses to advertising and mailings; calls to find out the availability of gas; calls for additional information on gas products; calls for technical questions and inquiries; calls to request appointments with sales representatives and/or value plus plumbers; and calls to order meter sets from customers, plumbers and builders.

     As described in greater detail in Exhibit H, the services KENG provides to KeySpan Corporate Services LLC, KeySpan Electric Services, LLC, KeySpan Generation, KeySpan Services Inc., KEDLI, KEDNY, KeySpan Ravenswood Services Corp., KeySpan-Port Jefferson Energy Center, LLC, KeySpan-Glenwood Energy Center, LLC, KeySpan Energy Trading Services LLC and KeySpan Energy Development Corporation are general engineering services and executive and administrative services.

     2. Description of the Allocation Methodologies Utilized by the Service Companies

     The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost in accordance with Section 13 and Rules 90 and 91. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging

---------
(1) KUS also provides such services to the following companies that provide services to the Long Island Power Authority and/or over which the New York Public Service Commission has no jurisdiction: KeySpan Generation, KeySpan Electric Services LLC and KeySpan Energy Trading Services LLC.

(2) At the time that the Commission issued the Financing Order in November 2000, the New England utilities were utilizing a portion of their own internal resources to provide themselves with certain sales call center services. Although KUS was organized, among other things, to provide such services, it was not deployed at that time to offer such services to the New England utilities. Since such time, KeySpan has determined that the provision of such sales call center services by employees of the New England utilities to their own employers was not the best use of their time and resources. Accordingly, in furtherance of optimum economic and efficient use of resources, KeySpan has now determined that the best use of resources involves the deployment of KUS to provide such services directly to the New England utilities. As a direct result of this deployment by KUS, the New England utilities have experienced cost savings due to the elimination of certain staff that were no longer necessary because of the provision of such services by KUS.


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


cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

     The cost of service will be determined in accordance with the Public Utility Holding Company Act of 1935, as amended (the "Act") and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by the Service Companies, including a reasonable return on capital which will reflect a capitalization of the Service Companies of no more than equity of ten percent (10%), and all associated taxes.

     Each of the Service Companies will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of the Service Companies in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department.[3] Labor costs will be loaded for fringe benefits and payroll taxes. Time records of hours worked by all Service Company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, the Service Companies may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. The Service Companies will establish annual budgets for controlling the expenses of each department.

     The monthly costs of the Service Companies will be directly assigned to client companies where possible. Amounts that cannot be directly assigned will be allocated to client companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, each of the Service Companies' cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters or square footage.

     Each client company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such client company and which that particular Service Company in that particular case concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a client company from liability for all costs already incurred by, or contracted for, by the Service Companies pursuant to the project or activity regardless of whether the services associated with such costs have been completed.

     Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the relationship KeySpan has with the Long Island Power Authority (LIPA), the revenues and assets

--------
(3) A department refers to an organizational structure within a Service Company based on a common service, including, for example, the accounting department, the legal department and the human resources department, which are each departments operating within KCS.


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


managed on their behalf will be included in the basis, with the applicable client company's data, in order to determine appropriate allocations.[4]

     The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then the Service Companies may adjust the basis to effect an equitable distribution.

     3. Justification of the Use of the Allocation Methodologies Proposed in the Service Companies' Service Agreements

     Each of the Service Companies will directly assign or allocate by activity, project, program, work order or other appropriate basis the services they each provide to their respective client companies. Costs of services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate associate company in accordance with the guidelines set forth in Exhibit I of the respective Service Agreements. Each of the Service Companies' accounting and cost allocation methods and procedures have been structured so as to comply with the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding company systems. As compensation for services, the Service Agreements provide for the client companies to pay for services at cost in compliance with Section 13(b) of the Act and Commission Rules 90 and 91. Moreover, each of the Service Companies will file the annual report required by the Commission pursuant to Rule 94 on Form U-13-60.

     No change in the organization of the Service Companies, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until the applicable Service Company shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify such Service Company within the 60 day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until such Service Company shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

--------
(4) With respect to KeySpan's relationship with LIPA, KeySpan Electric Services LLC, a direct, wholly-owned non-utility subsidiary of KeySpan, (i) provides to LIPA all operation, maintenance and construction services and significant administrative services relating to the Long Island electric transmission and distribution system through a management services agreement; (ii) supplies LIPA with generating capacity, energy conversion and ancillary services from the Long Island units through a power supply agreement and other long-term agreements to provide LIPA with approximately two thirds of its customers energy needs; and (iii) manages all aspects of the fuel supply for our Long Island generating facilities, as well as all aspects of the capacity and energy owned by or under contract to LIPA through an energy management agreement (the "EMA"). KeySpan also purchases energy, capacity and ancillary services in the open market on LIPA's behalf under the EMA.

C. Reservation of Jurisdiction over the Use of KCS and KUS as Separate Service Companies Pending Dissolution of KUS

     In 1998, as a condition of the New York Public Service Commission's (the "NYPSC") approval of the formation of KeySpan as an unregulated utility holding company, the NYPSC required KeySpan to form separate service companies (i.e., KCS and KUS).[5]

     Applicants now request that the Commission reserve jurisdiction over the use of KCS and KUS as separate service companies pending and subject to approval by the NYPSC, upon KeySpan's petition, to eliminate the need to utilize KUS as a separate service company. KeySpan proposes to petition the NYPSC to allow Applicants to eliminate the need to utilize KUS as a separate service company. The petition will generally request authorization to utilize KCS as the single service company that would provide to the entire KeySpan system both corporate administrative services as well as gas marketing, gas supply, gas and electric distribution planning, meter repair operations, and all other services currently being provided by KUS and KCS. KeySpan proposes to file this NYPSC petition on or before December 31, 2005 and anticipates that the NYPSC will act on this petition on or before December 31, 2006.

     Prior to obtaining such authorization from the NYPSC, KeySpan's Service Companies, KCS and KUS, will continue to provide the comprehensive services currently being provided and more fully described in Exhibit H.

     In addition to KCS and KUS, as a result of certain New York Education Law restrictions, KeySpan was compelled to utilize a third service company, KENG, to provide certain engineering and survey services to KeySpan and its Subsidiaries. Specifically, Title VIII, Article 145 of the New York Education Law generally restricts a public service corporation from providing any engineering or survey services to third parties including affiliates. Nevertheless, the New York
Education Law does provide certain "grandfather" exemptions that allow such services to be provided by business corporations that have been lawfully practicing engineering or land surveying and were organized and existing under the laws of the State of New York on April 15, 1935 and have existed continuously thereafter. KENG satisfies the requirements of the New York Education Law "grandfather" provisions. Accordingly, KeySpan presently utilizes, and will continue to utilize, KENG as a separate service company, thus, enabling the centralized provision of engineering and surveying services (see the Financing Order and underlying application-declaration).

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     The estimated fees, commissions and expenses in connection with the proposed request are approximately $10,000 which are comprised of legal fees.

--------
(5) Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998).


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


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

     A.   Applicable Provisions

     Section 13 of the Act and Rules 87, 88, 90, 91, 93 and 94 thereunder are considered applicable to the proposed transaction.

     To the extent that the proposed transaction is considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B.   Rule 87 Analysis

          As stated above, KUS may provide gas marketing services to the New England Utilities. Rule 87 under the act states, in relevant part:

          (a) Subject to compliance with the provisions of such rules, regulations, or orders of the Commission as may be applicable (including [Rule 90]), the following classes of subsidiary companies of registered holding companies may perform services or construction for, or sell goods to, associate companies thereof:

          (1) An approved mutual service company.

          (2) A subsidiary company whose organization and conduct of business the Commission has found, pursuant to [Rule 88], sufficient to meet the requirements of section 13(b) of the Act.

     In its order dated November 8, 2000, under Release No. 35-27272, File No. 70-9699, the Commission found KUS to be a service company whose organization and conduct of business, pursuant to Rule 88, is sufficient to meet the requirements of section 13(b) of the Act. In addition, KUS files its annual service company report with the Commission on Form U-13-60 in accordance with Rule 88 under the Act. As such, Rule 87(a)(2) by its terms expressly allows KUS, as an approved service company, to provide services to any associate company, including but not limited to, each of the New England Utilities.

     C.   Rule 53 and 54 Analysis

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At March 31, 2005 KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.12 billion. With respect to Rule 53(a)(1), the Commission determined in the currently applicable


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


financing order dated December 18, 2003 (Holding Co. Act Release No. 27776, File No. 10129 (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $3 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Rule 53(c) Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $657 million as of December 31, 2000 to approximately $1.12 billion as of March 31, 2005. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through March 31, 2005. As of September 30, 2003, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 38.67% common equity and 61.33% debt (including long and short-term debt and preferred stock). As of March 31, 2005, KeySpan's consolidated capitalization consisted of 47.69% equity and 52.31% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Rule 53(c) Order that KeySpan's common equity will be at least 30% of its capitalization. In addition, KeySpan's average consolidated retained earnings increased from approximately $480 million as of December 31, 2000 to approximately $953 million as of March 31, 2005. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.

ITEM 4. REGULATORY APPROVAL.

     No state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.


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


ITEM 5. PROCEDURE.

     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. RULE 24 FILING.

     Within 60 days of the issuance of an order in this proceeding, in accordance with Rule 24 under the Act, the Applicants will file with the Commission a report setting forth how the Applicants have applied the allocation methodologies authorized hereby.

ITEM 7. EXHIBITS AND FINANCIALS.

    Exhibits

          A    Not Applicable

          B-1 Form of Service Agreement for KeySpan Corporate Services LLC (previously filed)

          B-2 Form of Service Agreement for KeySpan Utility Services LLC (previously filed)

          B-3 Form of Service Agreement for KeySpan Engineering & Survey, Inc. (previously filed)

          C    Not Applicable

          D    Not Applicable

          E    Not Applicable

          F-1  Opinion of Counsel

          F-2  Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

          H    Description   of  the  services   provided  and  the   allocation
               methodologies utilized by the Service Companies (previously filed)

    Financials

          FS-1 Consolidated Balance Sheet,  Consolidated Statement of Income and
               Consolidated Statement of Cash Flows of KeySpan Corporation as of March 31, 2005, along with notes thereto (filed with the Commission on Form 10-Q for the period ended March 31, 2005, and incorporated by reference herein).

          FS-2 Balance  Sheet and  Statement  of  Income of each of the  Service
               Companies as of December 31, 2004 (filed with the Commission on Form U-13-60 for each Service Company for the year ended December 31, 2005, and incorporated by reference herein).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its subsidiaries by the undersigned officer thereunto duly authorized.


                                 KEYSPAN CORPORATION

                                 By: /s/John J. Bishar, Jr.
                                    -----------------------
                                    John J. Bishar, Jr.
                                    Executive Vice President, General Counsel
                                    & Chief Governance Officer


                                 KEYSPAN ENGINEERING & SURVEY, INC.

                                 By: KEYSPAN CORPORATION

                                 By: /s/John J. Bishar, Jr.
                                    -----------------------
                                    John J. Bishar, Jr.
                                    Executive Vice President, General Counsel
                                    & Chief Governance Officer


                                 KEYSPAN CORPORATE SERVICES, LLC

                                 By: KEYSPAN CORPORATION

                                 By: /s/John J. Bishar, Jr.
                                    -----------------------
                                    John J. Bishar, Jr.
                                    Executive Vice President, General Counsel
                                    & Chief Governance Officer


                                 KEYSPAN UTILITY SERVICES, LLC

                                 By: KEYSPAN CORPORATION

                                 By: /s/John J. Bishar, Jr.
                                    -----------------------
                                    John J. Bishar, Jr.
                                    Executive Vice President, General Counsel
                                    & Chief Governance Officer

                                                                   Exhibit F-1




                                                              July 27, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     KeySpan Corporation ("KeySpan"), a diversified registered public utility holding company, and its three mutual service companies, KeySpan Corporate Services LLC ("KCS"), KeySpan Utility Services LLC ("KUS") and KeySpan Engineering & Survey Inc. ("KENG") (collectively, the "Applicants"), have applied to the Securities and Exchange Commission (the "Commission") requesting authorization, among other things, for KCS, KUS and KENG to operate under certain allocation methodologies described in the underlying application/declaration (collectively, the "Transaction").

     This opinion is furnished in connection with the Applicants' filing of the Application/Declaration on Form U-1/A, File No. 70-10245 (the "Application") with the Commission under the Public Utility Holding Company Act of 1935, as amended (the "Act") in connection with the Transaction.

     I am General Counsel of KeySpan and have acted, with other attorneys on my staff, as counsel to KeySpan in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as original and the conformity to the original documents of all documents submitted as copies. As to any facts material to this opinion, I have, when relevant facts were not independently established, relied upon the statements contained in the Application.

     The  opinions  expressed  below with  respect to the  proposed  Transaction
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:

Securities and Exchange Commission
450 Fifth Street, N.W.
Page 2




     A. The proposed Transaction shall have been duly authorized and approved, to the extent required by the governing corporate and/or organizational documents and applicable state laws, by the Board of Directors and/or duly authorized committee of such Board of Directors of KeySpan and/or of the appropriate direct or indirect subsidiary thereof, as the case may be.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders, if any, of, and all filings and registrations, if any, with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction proposed in the Application that may have been obtained or made, as necessary, shall have become final and unconditional in all respects and shall remain in effect.

     D. The Commission shall have duly entered an appropriate order with respect to the proposed Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. The parties shall have obtained all material consents, waivers and releases, if any, required for the proposed Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the proposed Transaction is consummated in accordance with the Application:

          1. All state and federal laws applicable to the proposed Transaction will have been complied with;

          2. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by KeySpan, or by any associate company thereof.

     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Application.

                                                     Very truly yours,

                                                     /s/John J. Bishar, Jr.



                                       2